April 2, 2026

Chinyu Liang
Chief Executive Officer
Cellyan Biotechnology Co., Ltd
Room B1, 5/F., Well Town Industrial Building
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

       Re: Cellyan Biotechnology Co., Ltd
           Registration Statement on Form F-1
           Filed March 27, 2026
           File No. 333-294685
Dear Chinyu Liang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Zhaocong "Richard" Xu